UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 MAY 02, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

SINGLE-SHOT OUTBREAK VACCINE PROVIDES FULL PROTECTION AGAINST EBOLA ACCORDING TO RESULTS OF NEW ANIMAL STUDIES

LEIDEN, THE NETHERLANDS, APRIL 29, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL) today reported new results from its Ebola vaccine studies. The studies, conducted together with the Vaccine Research Center (VRC) of the US National Institutes of Health (NIH) and the US Army Research Institute of Infectious Diseases (USAMRIID), confirm previously published results showing that a single shot of the vaccine protected monkeys completely against a lethal Ebola challenge. These new results utilized vectors developed with Crucell's adenoviral vector and PER.C6[R] cell line technology, and show protection at lower doses than previously reported.

The results of the studies were detailed by Dr Nancy Sullivan, head of the VRC's Biodefense Research Section, at a scientific meeting held yesterday at USAMRIID in Fort Detrick, Maryland.

"The timely execution of a series of complex vaccine studies with our Ebola vaccine proves the viability and agility of public-private partnerships such as that between Crucell and the VRC," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit. "The combination of the VRC's Ebola know-how, USAMRIID's ability to perform Ebola-challenge studies and Crucell's vaccine technology was the key to the current success. It augurs well for the field of biodefense, and for future responses to potential infectious disease outbreaks such as the current Marburg crisis."

Crucell recently secured an exclusive license to patents of the NIH for the development and commercialisation of recombinant vaccines against Ebola.

ABOUT EBOLA
The Ebola virus is one of the few viruses capable of causing hemorrhagic fever, a severe, often-fatal disease in humans characterised by high fever and massive internal bleeding. Other hemorrhagic fevers include Marburg and Lassa. One of the most lethal of all viral diseases, Ebola causes death in 50% to 80% of all cases. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. Since the Ebola virus was first recognized, approximately 2,000 cases with over 1,200 deaths have been reported. Ebola usually appears in sporadic outbreaks, and spreads within a health-care setting. Because of the high disease-related mortality rates and lack of any vaccine or therapy, the Ebola virus is on the Centers for Disease Control (CDC), National Institute of Allergy and Infectious Diseases (NIAID) and U.S. Department of Defense Category "A" list of bioterror agents, together with smallpox and anthrax.

ABOUT CRUCELL-VRC PARTNERSHIP
Crucell has entered a Cooperative Research and Development Agreement (CRADA) with the Vaccine Research Center (VRC) of the National Institutes of Health
(NIH) in the US to jointly develop, test, and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, Crucell has an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. In March 2005, Crucell secured an exclusive license to certain patents of the NIH for the development and commercialization of recombinant vaccines against Ebola, and a US$ 21.4 million manufacturing contract was signed with the NIH in April 2005, under which Crucell will manufacture its Ebola vaccine for clinical trials in humans.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Sanofi Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6[R] technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6[R] technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Leon Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     MAY 02, 2005                                 /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                       Leon Kruimer
                                               Chief Financial Officer